UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Israel ———————————————————————————————————
(Jurisdiction of incorporation or organization)

5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teva Pharmaceutical Industries Ltd.

Date: 02/28/2017	By:	Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Teva Announces Priority Review Granted by FDA for SD-809 for Treatment of Tardive Dyskinesia